UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) November 19, 2002

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Events

Credit Ratings

On November 25, 2002, Standard and Poor's (S&P) reaffirmed PGE's current credit ratings (see below) and removed PGE from "CreditWatch with negative implications". S&P stated that PGE is now rated primarily on its stand-alone credit quality. The updated rating outlook is "Developing", which S&P stated is due to the planned divestiture of PGE by its parent Enron Corp. and uncertainty over PGE's future financial profile. S&P reported that as a result of the ongoing auction process to sell PGE, its ratings may improve, decline or remain the same.

PGE's current S&P ratings are as follows:

First Mortgage Bonds	BBB+
Senior unsecured debt	BBB
Preferred stock	BBB-
Commercial paper	A-2
Status:	Developing

Trojan Investment Recovery

On November 19, 2002, the Oregon Supreme Court dismissed Portland General Electric Company's (PGE) and Utility Reform Project's (URP) petitions for review of a 1998 Oregon Court of Appeals decision involving the Oregon Public Utility Commission (OPUC) decision on PGE rates. The challenged OPUC decision allowed PGE to collect a return on and of the undepreciated balance of its retired Trojan Nuclear Power Plant (Trojan). The Court of Appeals ruled the OPUC could not set rates including a return on the undepreciated balance of Trojan, but could set rates including a return of the undepreciated balance. The Court of Appeals decision remanded the issue to the OPUC for reconsideration. However, the URP and PGE petitions for review to the state Supreme Court halted the remand. While the petitions for review were pending, PGE, the Citizens' Utility Board and the Staff of the OPUC entered into a settlement which removed the undepreciated balance of Trojan from PGE's rates by offsetting the majority of the remaining balance against several large credits due customers. In September 2000, the OPUC issued an order approving the accounting and ratemaking elements of the settlement. URP contested the order before the OPUC. In March 2002, following a full hearing, the OPUC issued an order denying all of URP's challenges, and reaffirming the accounting and ratemaking elements of the settlement. URP and two individuals have appealed the OPUC's decision to the Marion County Circuit Court. For further information, see Note 3, Legal and Environmental Matters, in the Notes to Consolidated Financial Statements in PGE's Form 10-Q for the quarterly period ended September 30, 2002.

The decision by the Supreme Court will result in implementation of the remand to the OPUC for reconsideration. Management cannot predict the outcome of the remand or the ultimate outcome of the litigation relating to Trojan investment recovery. However, it believes this matter will not have a material adverse impact on the financial condition of PGE, but may have a material impact on the results of operations for a future reporting period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

November 27, 2002   By: /s/ James J. Piro
                                                   James J. Piro
                                     Executive Vice President, Finance
                                     Chief Financial Officer and Treasurer

November 27, 2002   By: /s/ Kirk M. Stevens
                                                   Kirk M. Stevens
                                                   Controller and
                                                   Assistant Treasurer